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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED
MAR 02 2015
WASH., D.C. SECTION

SEC FILE NUMBER
8- 35096

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Commerce Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Forsyth
(No. and Street)

Clayton (City) — Missouri (State) — 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen L. Finke — (816) 760-7711 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut, Suite 1000 (Address) — Kansas City (City) — Missouri (State) — 64106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PB 3/14/15

OATH OR AFFIRMATION

I, Karen L. Finke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Brokerage Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen L. Finke
Signature

Treasurer
Title

See attachment
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

STATE OF MISSOURI)
) ss.
COUNTY OF JACKSON)

On this 26th day of February, 2015, before me personally appeared Karen L. Finke to me personally known, who being by me duly sworn did say that she is the Treasurer of Commerce Brokerage Services, Inc., and that said instrument was signed by authority of its Board of Directors and said Karen L. Finke acknowledged said instrument to be the free act and deed of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my notarial stamp at my office in Kansas City, Missouri, the day and year last above written.

Cheryl Barnett
Notary Public

My Commission Expires: 3-15-16

CHERYL BARNETT
Notary Public-Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires Mar. 15, 2016
Commission # 12415239

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Financial Statements and Schedules
Part III

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

COMMERCE BROKERAGE SERVICES, INC.

Table of Contents

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Commerce Brokerage Services, Inc.:

We have audited the accompanying balance sheet of Commerce Brokerage Services, Inc. (the Company) as of December 31, 2014, and the related statements of earnings, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Kansas City, Missouri
February 27, 2015

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Balance Sheet

December 31, 2014

Assets		**2014**
Cash	$	548,371
U.S. government securities		5,999,475
Receivable from clearing organization		220,166
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization of $830,597 in 2014		105,872
Current income taxes receivable		2,550
Deferred income taxes, net		141,205
Other assets		187,644
Total assets	$	7,205,283
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	774,923
Total liabilities		774,923
Stockholder's equity:		
Common stock, $5 par value. Authorized, 6,000 shares; issued and outstanding, 5,000 shares		25,000
Additional paid-in capital		763,647
Retained earnings		5,641,713
Total stockholder's equity		6,430,360
Total liabilities and stockholder's equity	$	7,205,283

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Earnings

December 31, 2014

	2014
Revenues:	
Commissions	$ 11,613,382
Interest income	5,882
Other income	369,284
Total revenues	11,988,548
Expenses:	
Salaries and benefits	6,063,432
Rent and fees paid to affiliates, net	1,543,509
Clearing charges	528,301
Regulatory fees	100,819
Office supplies and postage	200,147
Online subscriptions	307,154
Travel and entertainment	83,305
Depreciation and amortization	70,733
Advertising	49,024
Other	566,796
Total expenses	9,513,220
Earnings before income taxes	2,475,328
Income tax expense:	
Current	933,436
Deferred	14,445
Total income tax expense	947,881
Net earnings	$ 1,527,447

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Stockholder's Equity

December 31, 2014

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2013	$ 25,000	$ 685,069	$ 8,114,266	$ 8,824,335
Net earnings	—	—	1,527,447	1,527,447
Dividends paid	—	—	(4,000,000)	(4,000,000)
Stock based compensation	—	70,746	—	70,746
Net tax benefits related to equity compensation plans	—	7,832	—	7,832
Balance at December 31, 2014	$ 25,000	$ 763,647	$ 5,641,713	$ 6,430,360

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Cash Flows

December 31, 2014

		2014
Cash flows from operating activities:		
Net earnings	$	1,527,447
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization		70,733
Deferred income taxes		14,445
Current income taxes		96,430
Net decrease in U.S. government securities		1,499,655
Increase in receivable from clearing organization		(38,774)
Stock-based compensation		70,746
Net tax benefits related to equity compensation plan		(7,832)
Increase in other assets		(65,972)
Decrease in accounts payable and accrued expenses		(5,814)
Net cash provided by operating activities		3,161,064
Cash flows from financing activity:		
Dividend paid		(4,000,000)
Net tax benefits related to equity compensation plans		7,832
Net cash used in financing activity		(3,992,168)
Decrease in cash		(831,104)
Cash at beginning of year		1,379,475
Cash at end of year	$	548,371
Cash payments (net of refunds) of income taxes	$	837,007

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Notes to Financial Statements

December 31, 2014

(1) Summary of Significant Accounting Policies

(a) Organization and Purpose of Company

Commerce Brokerage Services, Inc. (the Company) is a wholly owned subsidiary of Commerce Bank (the Parent). Commerce Bank is a wholly owned subsidiary of Commerce Bancshares, Inc. (CBI). The Company is registered with the Securities and Exchange Commission to conduct a general securities business. Current activities consist of providing investment services to customers for a variety of securities including mutual funds, exchange-listed and over-the-counter equity securities, options, municipal bonds, corporate bonds, and U.S. government debt issues. The Company also sells fixed and variable annuities, which are investment products provided by insurance companies.

Transactions for equities, options, and a substantial portion of the Company's mutual fund sales are executed and cleared through National Financial Services LLC, a clearing organization that also maintains customer brokerage accounts on a fully disclosed basis.

(b) Basis of Presentation

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles.

(c) Cash

Cash includes cash on hand and cash received from customers held by the Company as of year-end that is due to National Financial Services LLC. As of December 31, 2014, this balance was $0.

(d) Commissions

The Company acts as a broker-dealer or agent to buy and sell securities or insurance contracts on behalf of its customers. In return for such services, for most transactions, the Company earns a commission each time a customer enters into a buy-or-sell transaction. For equity securities purchased, the commission is recorded as a receivable from the customer, and for securities sold, it is recorded as a reduction in the payable to the customer. For other security and contract transactions, such as sales of mutual funds, fixed or variable annuities, etc., a concession is earned and becomes part of the customer's price of the security or contract. Commissions and concessions, along with any related expenses, are recorded on a settlement date basis. As of December 31, 2014, $39,775 represents commission receivables from investment and insurance companies and is recorded in other assets.

(e) U.S. Government Securities

Investment securities generally consist of U.S. government securities with initial maturities of six months. They are stated at fair value, which is based on published bid prices. The fair value measurement is considered to be a Level 1 measurement within the fair value hierarchy of Accounting Standards Codification (ASC) 820-10-35. Changes in fair value are recorded in current earnings in the statements of earnings.

Securities transactions are recorded on a trade-date basis.

(f) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis using estimated useful lives, ranging from four to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining term of the lease.

(g) Income Taxes

The Company is included in the consolidated federal income tax return filed by CBI. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Current income taxes are calculated on a separate return basis utilizing currently enacted tax laws and rates. The amount of expense or benefit is either remitted to or received from CBI. Deferred income taxes are provided for temporary differences between the financial reporting bases and income tax bases of the Company's assets and liabilities using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the change. The significant components of the net deferred tax asset as of December 31, 2014 included a deferred tax asset of $78,403 relating to unearned fee income, $50,385 relating to stock-based compensation and $75,022 relating to accrued expenses, and a deferred tax liability of $22,882 relating to depreciation and $37,715 relating to prepaid expenses. The Company did not have any unrecognized tax benefits at December 31, 2014.

(h) Stock-Based Compensation

The Company complies with the accounting requirements of ASC 718 for stock-based compensation. Employees of the Company receive shares of CBI common stock in connection with equity compensation plans at CBI. The fair value of awards granted to employees of the Company is determined at the date of grant and recognized as compensation expense and a corresponding capital contribution ratably over the period the award is earned.

(i) Use of Estimates

To prepare these financial statements in conformity with U.S. generally accepted accounting principles, management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Subsequent Events

The Company evaluated potential subsequent events through February 27, 2015, which is the date that the financial statements were issued.

(2) Related-Party Transactions

A significant portion of the Company's expenses represent payments to the Parent and affiliated companies for rent on the Company's offices, various administrative services provided to the Company, and fees under revenue-sharing arrangements. Under an ongoing agreement that was effective January 1, 2011, the Company was reimbursed by an affiliated company for certain expenses, paid by the Company on the affiliate's behalf, which support revenue production at the affiliate. The reimbursements primarily relate to occupancy, data processing, and management fee expenses.

The following table shows the amounts paid (received) by the Company to (from) the Parent and affiliated companies for the year ended December 31, 2014:

	2014
Rent	$ 597,218
Fees paid to affiliates	1,043,660
Expenses reimbursed from affiliate	(97,369)
	$ 1,543,509

The Company leases office space from the Parent under month-to-month arrangements. Rent expense aggregated approximately $50,000 per month in 2014. As of December 31, 2014, the Company had an intercompany receivable due from the Parent of $4,468 for federal and state income taxes. During 2014, the Company paid the Parent $837,900 for income taxes. The Company maintains interest and noninterest-bearing deposit accounts at the Parent. These balances amounted to $548,371 at December 31, 2014.

Employees of the Company held 11,709 nonvested shares and 648 stock appreciation rights (of which 93 were exercisable) at December 31, 2014. These awards are settled in the common stock of CBI when exercised. During 2014, 2,100 stock appreciation rights were exercised. The Company recorded additional paid-in capital in 2014 of $70,746 relating to stock-based compensation cost.

(3) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2014:

	Level in Fair Value Measurement Hierarchy	2014	
		Carrying Amount	Fair Value
Financial assets:			
Cash	Level 1	$ 548,371	$ 548,371
U.S. government securities	Level 1	5,999,475	5,999,475
Receivable from clearing organization	Level 1	220,166	220,166
Other assets	Level 1	39,775	39,775
Financial liabilities:			
Accounts payable and accrued expenses	Level 1	$ 672,102	$ 672,102

The carrying amounts shown in the table are included in the balance sheet under the indicated captions.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

• Some of the Company's financial instruments are not measured at fair value on a recurring basis, but the carrying amounts approximate fair value because of the liquidity or short maturity of these instruments. Such financial assets and financial liabilities include cash, receivable for clearing organization, and accounts payable and accrued expenses.

• The fair value of investments in U.S. government securities is based on published bid prices in an active market for identical assets and liabilities as of the reporting date and are categorized in Level 1 of the fair value hierarchy.

• Other assets are comprised of commission receivables from investment and insurance companies. The carrying amount approximates fair value because of the short-term nature of these receivables.

• Accounts payable and accrued expenses consist of deferred fees, accrued incentives and sales commissions, accounts payable, and other accrued liabilities. The carrying amount approximates fair value because of the short-term nature of these liabilities.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had regulatory net capital of $6,002,709, which was $5,752,709 in excess of its required net capital of $250,000.

Schedule 1

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Computation of Net Capital Requirement - Rule 15c3-1

December 31, 2014

Total stockholder's equity per balance sheet	$	6,430,360
Less:		
Nonallowable assets		420,056
Haircuts on securities		7,540
Cash at affiliate in excess of estimated four weeks' average expenses		—
Other adjustments		55
Net capital		6,002,709
Minimum net capital requirement		250,000
Excess of net capital over minimum net capital requirement	$	5,752,709
Aggregate indebtedness	$	774,923
Ratio aggregate indebtedness to net capital		.13 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014.

See accompanying report of independent registered public accounting firm.

Schedule 2

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2014

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

Schedule 3

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2014

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Commerce Brokerage Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Commerce Brokerage Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 27, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*********2764*********************MIXED AADC 220
035096 FINRA DEC
COMMERCE BROKERAGE SERVICES INC
PO BOX 16891
CLAYTON MO 63105-1491

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Finke 816-760-7711

2. A. General Assessment (item 2e from page 2) $ 3,253.00

B. Less payment made with SIPC-6 filed (exclude interest) (1,612.00)

7/28/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,641.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,641.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Commerce Brokerage Services, Inc.
(Name of Corporation, Partnership or other organization)

Karen Finke
(Authorized Signature)

Treasurer
(Title)

Dated the 23 day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,848,188
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	10,018,788
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	528,301
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 36	
Enter the greater of line (i) or (ii)	36
Total deductions	10,547,125
2d. SIPC Net Operating Revenues	$ 1,301,063
2e. General Assessment @ .0025	$ 3,253 (to page 1, line 2.A.)

Commerce Brokerage Services, Inc.
Member FINRA/SIPC A Subsidiary of Commerce Bank

Clayton
8000 Forsyth Boulevard
St. Louis, Missouri 63105
(314) 746-8777
(800)356-1606 Toll Free

Commerce Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Commerce Bank)
Exemption Report

Commerce Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: Rule 15c3-3 subparagraph (k)(2)(i) and Rule 15c3-3 subparagraph (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) during the period June 1, 2014 through December 31, 2014 except for a single transaction on June 30, 2014.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) during the period June 1, 2014 through December 31, 2014 except as described below.

Prior to December 9, 2014, the Company's procedures were not designed to transmit customer funds and securities by noon of the next business day following receipt. As a result, the Company's process resulted in 1,177 instances of non-compliance during the period June 1, 2014 through December 8, 2014. As of December 9, 2014, the Company implemented new procedures designed to ensure transmission of customer funds and securities by noon of the next business day following receipt. For the period December 9, 2014 through December 31, 2014, the Company was non-compliant in three instances: two instances on December 9, 2014 and one instance on December 19, 2014.

Commerce Brokerage Services, Inc.

I, Karen L. Finke, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Karen L. Finke
Karen L. Finke
Treasurer, Commerce Brokerage Services, Inc.

February 27, 2015

Mutual Funds, Annuities and Other Investment Products:

*Not FDIC Insured
*No Bank Guarantee
*May Lose Value

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Commerce Brokerage Services, Inc.:

We have reviewed management's statements, included in the accompanying Commerce Brokerage Services, Inc. (A Wholly Owned Subsidiary of Commerce Bank) Exemption Report, in which (1) Commerce Brokerage Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (2)(i) and (2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the period of June 1, 2014 to December 31, 2014 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Kansas City, Missouri
February 27, 2015